January 6, 2014

Mr. Sean Tan

Chief Executive Officer

DTS8 Coffee Company, Ltd

Building B, #439, Jinyuan Ba Lu, Jiangqiao Town
Jiading District, Shanghai, 201812, China

Dear Mr. Tan,

The purpose of this letter agreement is to confirm the appointment of James B. Parsons ("Advisor") by the Board of Directors (“Board”) to act as legal advisor to DTS8 Coffee Company, Ltd, a Nevada corporation (“DTS8 Coffee”) in connection with Company issues relating to SEC filing requirements, corporate documents, merger documents and other matters as may relate to corporate legal concerns.  The Board also confirms that the Advisor is being retained hereunder by and solely for the benefit of the Board of DTS8 Coffee and not by any third parties, including the Company's shareholders.  In connection with our engagement the Advisor will provide the following services:

(a) will provide advice to the Board, from time to time as it may request, on matters relating to corporate legal matters;

(b) if requested by the Board, Advisor will assist the Board with the following:

        (i) an evaluation of the company legal status; and

(ii) directed work as appropriate for the further development of appropriate legal structures as related to acquisitions and joint ventures; and

(iii) Advisor will provide such other legal advice to the Board directly related to industry standards and structures as described above and as may reasonably be requested by Board.

1. You and the Board further acknowledge that you and the Board, respectively, will use your best efforts to ensure that all information concerning the Company will be provided to me, directly or indirectly, orally or in writing, by you or your respective agents and advisors will be accurate and complete in all material respects and will not be misleading in any material respect.

2. In connection with the performance of legal advisory services hereunder, Advisor will keep confidential and will use only for the purpose of performing the services described herein all information, whether written or oral, acquired from the Board and the Company in connection with our work hereunder, except: (i) information which was available to the public prior to the engagement or which

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thereafter becomes available to the public other than through a breach by parties of obligations hereunder; (ii) information which was known to Advisor prior to the engagement; and (iii) information which Advisor is required to disclose by law (including applicable securities law requirements) or in connection with legal process or legal or regulatory proceedings. Advisor’s obligation under this section will survive the completion of this engagement.

3. The Company will provide to Advisor current drafts and final copies, as soon as they become available, of all disclosure documents filed or to be filed by or on behalf of the Company. However, the Advisor will have no responsibility for the form or content of the documentation and the description of our services undertaken pursuant to the terms of this engagement letter. Advisor will be entitled at any time to withdraw, amend or supplement any opinion in the event that Advisor reasonably concludes that there has been a material change in the factors upon which any such opinion is based and that, accordingly, there has been a material change following the dates thereof.

4. In consideration for our services hereunder, the Company will pay the Advisor three hundred thousand (300,000) Shares of DTS8 Coffee stock.

5. The Company agrees to indemnify and hold the Advisor to the full extent permitted by law, harmless from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (collectively, "Losses"), to which an Indemnified Party may become subject by reason of the performance of professional services rendered hereunder.

6. If Advisor is requested to perform services in addition to those described above, the terms and conditions relating to such services will be outlined in a separate letter agreement and the fees for such services will be negotiated separately and in good faith and will be consistent with fees paid for similar services.

7. The term of this agreement will be for a period beginning as of the date of your acceptance of this Agreement and ending on December 31, 2014.

8. This Agreement will be governed by and construed in accordance with the laws of the State of Nevada.

9. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provisions of this Agreement.

10. The Agreement resulting from acceptance of this letter agreement constitutes the entire agreement between the parties with respect to the services described herein and supersedes any prior agreements or understandings made between the parties with respect thereto. No modification or amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto.

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If the foregoing correctly reflects the basis upon which the Company agrees to retain the Advisor, please sign and return one copy of this Agreement to us.

DTS8 Coffee Company Ltd. :

Advisor:

/S/ Sean Tan

/S/ James Parsons

Sean Tan, Chief Executive officer

James B. Parsons

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